UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, May 12, 2016

AVIANCA HOLDINGS S.A. ANNOUNCES DATE OF FIRST QUARTER 2016 EARNINGS RELEASE AND CONFERENCE CALL

Avianca Holdings S.A., will release first quarter 2016 financial results after the market closes on Monday, May 16th, 2016. Furthermore, the Company will host conference calls in Spanish and English on Tuesday, May 17th, 2016.

Spanish Conference Call
Event Date:	May 17, 2016
Event Time:	9:00 AM US EST (8:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13636883&linkSecurityString=285615cee
US Toll Free Number :	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Colombia: 0 1 800 518 3661 Peru: 511 707 5736	Chile: 123 002 09023 Brazil: 0 800 038 0571
Passcode:	0236849
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

English Conference Call
Event Date:	May 17, 2016
Event Time:	10:00 AM US EST (9:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13636887&linkSecurityString=286317e6d
US Toll Free Number :	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Colombia: 0 1 800 518 3661 Peru: 511 707 5736	Chile: 123 002 09023 Brazil: 0 800 038 0571
Passcode:	8489892
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

These calls will be broadcasted live on the Internet and may be accessed directly at the following URLs:

English Webcast: http://www.investorcalendar.com/IC/CEPage.asp?ID=175014

Spanish Webcast: http://www.investorcalendar.com/IC/CEPage.asp?ID=175015

A presentation will accompany the conference call and will be available via the webcast. The presentation will also be available prior to the conference call start time on our website at www.aviancaholdings.com/en/ under the Investor Relations section/“Quarterly Results”. A digital recording will be available for replay on May 18, 2016 at the same link.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name: Elisa Murgas
Title: General Secretary, Vice-President of Legal Affairs